May 2, 2005

**DREYFUS PREMIER HEALTH
CARE FUND
(A SERIES OF DREYFUS PREMIER
OPPORTUNITY FUNDS)**

Supplement to Prospectus dated August 31, 2004

The following information supersedes and replaces the information in the fourth paragraph contained in the section of the fund's Prospectus entitled "Management":

The fund's co-primary portfolio managers are Elizabeth Slover and Sean Fitzgibbon. Ms. Slover has held her position with the fund since January 27, 2005. She is Co-Director of Equity Research at Dreyfus, where she has been employed since November 2001; prior thereto, she managed the equity research group at Chancellor/Invesco from 1996 to 2001.

Mr. Fitzgibbon has held his position with the fund since May 2, 2005. Mr. Fitzgibbon has been employed by Dreyfus since October 2004. He also is a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since July 2003; prior thereto, he was employed at Standish Mellon Asset Management, LLC since August 1991.